Exhibit 99.2

CONSENT SOLICITATION STATEMENT

Solicitation of Consents from the Beneficial Owners (Pursuant to Powers Delegated by the Holder and the DTC Participants) of Each Issue of Securities listed on Annex A to this Statement (the “Securities”)

The Consent Solicitation, unless extended or earlier terminated by us in our sole discretion, will expire at the earlier of (i) 5:00 p.m., New York City Time, on January 31, 2014 (such time and date, as the same may be extended, the “Expiration Time”), or (ii) the time we declare as the “Effective Time” (as defined below). Consents may be revoked on the terms and conditions set forth herein.

Subject to the terms and conditions set forth in this Consent Solicitation Statement (this “Statement”) and the accompanying voting instruction form (the “Voting Form” and, together with this Statement, the “Solicitation Documents”), Barclays Bank PLC (the “Company,” “we,” “us,” or “our”) is soliciting consents (each a “Consent,” and collectively, the “Consents”) to the proposed amendments described herein (collectively, the “Proposed Amendment”) to the Indenture, dated as of September 16, 2004 (the “Indenture”), between the Company and The Bank of New York Mellon (the “Trustee”) and the global securities with respect to the Securities, set out on Annex A (such global securities, collectively, the “Global Securities”). For the avoidance of doubt, Consents are being solicited separately for the Securities bearing each of the CUSIP numbers listed in Annex A (all Securities bearing the same CUSIP number are referred to herein as an “Issue”). Each Beneficial Owner (as defined below) is being asked for its Consent only with respect to the Issues of Securities represented by the Global Securities included in Annex B. We are soliciting Consents directly from the beneficial owners (the “Beneficial Owners”) of each Issue of Securities recorded in the security position listings provided by their brokers as of 5:00 p.m., New York City time, on November 8, 2013 (the “Record Date”), pursuant to (i) an omnibus proxy granted by the Depository Trust Company (“DTC” or the “Holder”) as the registered holder of the Securities to such brokers as participants in its system (“DTC Participants”) and (ii) a proxy granted by such DTC Participants to the Agent (as defined below) to submit Consents on their behalf in accordance with instructions provided by the Beneficial Owners. The consent solicitation (the “Consent Solicitation”) is made pursuant to the Solicitation Documents.

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Pursuant to the Global Security for each Issue of Securities, the Holder currently has the right to cause us to redeem no less than 50,000 Securities at one time on any “Redemption Date” (as defined in the Global Security for each Issue). Also, pursuant to the Global Securities, the “Investor Fee” (as defined in the Global Security for each Issue) is currently equal to 0.75% per annum times the principal amount of the Holder’s Securities times the “Index Factor” (as defined in each of the Global Securities), calculated on a daily basis.

We are soliciting separate Consents for each Issue for a Proposed Amendment to the Indenture for such Issue that will provide the Company with an unqualified right, on or after the “Amendment Date” (as defined below) to (i) redeem all, but not less than all, of the outstanding Securities of such Issue in return for a cash payment in U.S. dollars per Security of such Issue in an amount equal to the principal amount of the Holder’s Securities of such Issue times the Index Factor (as defined in each of the Global Securities) on the applicable Trading Date (as defined in each of the Global Securities) minus the Investor Fee on the applicable Trading Date; (ii) initiate a split or a reverse split of the Securities of such Issue; (iii) reduce the Investor Fee for the Securities of such Issue applicable to the period beginning on the day after the Amendment Date and continuing until the “Maturity Date” (as defined in the Global Securities) from an amount equal to 0.75% per annum times the principal amount of the Holder’s Securities of such Issue times the Index Factor to an amount equal to 0.70% per annum times the principal amount of the Holder’s Securities of such Issue times the Index Factor, in each case calculated on a daily basis (such reduction, the “Investor Fee Reduction”); and (iv) reduce the minimum amount of Securities of such Issue required to be redeemed for the Holder to exercise the right of “Early Redemption” (as defined in the Global Securities) from 50,000 Securities to 30,000 Securities (such reduction, the “Minimum Holder Redemption Reduction”). You should note that the Investor Fee on any day reflects the cumulative result of the daily calculation since the Inception Date. For the avoidance of doubt, the Investor Fee Reduction for any Issue would not be effective for any daily calculation with respect to the period up to and including the Amendment Date. The Proposed Amendment for each Issue cannot be partitioned and will take effect as a single proposal if all conditions are met. If any conditions fail to be met the Indenture will not be amended pursuant to this Consent Solicitation. For the avoidance of doubt, the failure to obtain the Requisite Consents for any Issue of Securities shall not invalidate the Consents delivered or be deemed to cause the failure of the Consent Solicitation with respect to any other Issue of Security.

November 19, 2013

Provided the Requisite Consents for any Issue of Securities have been received and not revoked as of such date and time, we may, in our sole and absolute discretion, declare 5:00 p.m., New York City time, on any Trading Day up to and including the Expiration Time, to be the “Effective Time” for any Issue of Securities, by providing notice to the Agent (as defined below).

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The Company will make a public announcement of the Effective Time at 9:00 a.m., New York City time, or as promptly thereafter as possible, on the Trading Day following the Trading Day on which we declare the Effective Time for such Issue of Securities to have occurred.

NO CONSENT FOR AN ISSUE MAY BE REVOKED AFTER THE EFFECTIVE TIME FOR SUCH ISSUE, EVEN IF A BENEFICIAL OWNER ATTEMPTS TO REVOKE A CONSENT: (i) AFTER THE EFFECTIVE TIME BUT BEFORE WE HAVE PROVIDED NOTICE TO THE AGENT OF THE EFFECTIVE TIME, (ii) WITHOUT HAVING RECEIVED ANY NOTICE OF THE EFFECTIVE TIME, OR (iii) AFTER THE EFFECTIVE TIME BUT BEFORE THE EXPIRATION TIME.

Under the Indenture, the Holder must deliver (and not revoke) valid Consents in respect of at least a majority in aggregate principal amount of the outstanding Securities of any Issue (the “Requisite Consents”) to approve the Proposed Amendment with respect to such Issue. For purposes of the Consent Solicitation the Holder has provided an omnibus proxy to the DTC Participants to submit Consents on its behalf and such DTC Participants have, in turn, provided proxies to the Agent to submit Consents on their behalf after soliciting and obtaining consent to the Proposed Amendments from the Beneficial Owners. If the Requisite Consents are received for an Issue and not validly revoked prior to the earlier of the Expiration Time or the Effective Time for such Issue, the Company and the Trustee will enter into a supplemental indenture to amend the Indenture to effect the Proposed Amendment for such Issue (such agreement, the “Supplemental Indenture”) no later than the thirtieth day following the Effective Time (the day on which the Supplemental Indenture for an Issue is entered into, if any, the “Amendment Date” for such Issue).

The Company will make a public announcement of the expiration of the Consent Solicitation with respect to an Issue at or prior to 9:00 a.m., New York City time, on the business day following the date of such expiration.

Our entry into the Supplemental Indenture is subject to the satisfaction or waiver of certain conditions described under “The Consent Solicitation—Conditions to the Consent Solicitation” below. We reserve the right, subject to applicable law, at any time prior to the effectiveness of the Supplemental Indenture with respect to an Issue for any reason and in our absolute discretion, to (i) terminate the Consent Solicitation with respect to such Issue, (ii) waive any of the conditions to the Consent Solicitation with respect to such Issue, (iii) extend the Expiration Time with respect to such Issue, or (iv) amend the terms of the Consent Solicitation with respect to such Issue. The Proposed Amendment cannot be partitioned and will take effect as a single proposal if all conditions are met. If any conditions fail to be met for any Issue, the Indenture will not be supplemented pursuant to this Consent Solicitation for such Issue.

You may revoke your Consent for any Issue at any time prior to the earlier of the Expiration Time and the Effective Time for such Issue, but you may not revoke it thereafter. See “The Consent Solicitation—Revocation of Consents”.

We have retained Broadridge Financial Solutions, Inc. to act as solicitation and tabulation agent (the “Agent”) for the Consent Solicitation. Any questions or requests for assistance concerning the Consent Solicitation may be directed to the Agent at the address and telephone numbers set forth on the back cover of this Statement. Beneficial Owners may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Consent Solicitation. Requests for additional copies of this Statement, the Voting Form, or any other related documents may be directed to the Agent at the address and telephone number set forth on the back cover of this Statement.

INTRODUCTORY STATEMENT

The Solicitation Documents contain information regarding the Company, the Proposed Amendment and the Consent Solicitation. We urge you to read the Solicitation Documents carefully. We are responsible only for the information contained in the Solicitation Documents or the documents to which we have referred you. No dealer, salesperson or other person has been authorized to give any information or make any representations other than those contained in this Statement and the Voting Form and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Agent. The delivery of this Statement and the Voting Form at any time does not imply that the information herein or therein is correct as of any time subsequent to its date or that there has been no change in the information set forth in this Statement and the Voting Form or in the affairs of the Company or any of its subsidiaries or affiliates since the date of this Statement.

We have furnished this Statement to the Beneficial Owners so that they can consider consenting to the Proposed Amendment. We have not authorized its use for any other purpose. This Statement may not be copied or reproduced in whole or in part. It may be distributed and its contents disclosed only to the Beneficial Owners to whom it is provided. By accepting delivery of this Statement, you agree to these restrictions.

This Statement does not constitute a solicitation of consents in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such solicitation under applicable securities or “blue sky” laws. In any jurisdiction in which the Consent Solicitation is required to be made by a licensed broker or dealer, it shall be deemed to be made by the Agent on behalf of Barclays Capital Inc., an affiliate of the Company.

Beneficial Owners residing outside the United States who wish to deliver Consents must satisfy themselves as to their full observance of the laws of the relevant jurisdiction in connection with such delivery.

Recipients of the Solicitation Documents are not to construe the contents of the Solicitation Documents as legal, business or tax advice. Recipients should consult their own attorney, business advisor and tax advisor as to legal, business, tax and related matters concerning this Consent Solicitation.

NEITHER THIS STATEMENT NOR THE VOTING FORM NOR ANY RELATED DOCUMENTS HAVE BEEN APPROVED OR REVIEWED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. NO AUTHORITY HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS STATEMENT, THE VOTING FORM OR ANY RELATED DOCUMENTS, AND IT IS UNLAWFUL TO MAKE ANY REPRESENTATION TO THE CONTRARY.

None of the Company, its subsidiaries or affiliates, the Agent or the Trustee makes any recommendation as to whether Beneficial Owners should deliver Consents to the Proposed Amendment with respect to any Issue pursuant to the Consent Solicitation, and no one has been authorized by any of them to make such a recommendation. This Statement and the Voting Form contain important information that should be read before any decision is made with respect to the Consent Solicitation.

WHERE YOU CAN FIND MORE INFORMATION

We file annual and current reports and other documents with the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Exchange Act of 1934, as amended.

The SEC maintains an internet site at http://www.sec.gov that contains reports and other information we file electronically with the SEC. You may also inspect and copy reports and other information that we file with the SEC at the public reference facilities maintained at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 at prescribed rates. In addition, you may inspect and copy that material at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which some of our securities are listed.

You should rely only upon the information provided in this Statement. We have not authorized anyone to provide you with different information. You should not assume that the information provided in this Statement is accurate as of any date other than the date of this Statement.

THE COMPANY

Business

Barclays Bank PLC and its subsidiary undertakings (taken together, the “Barclays Bank Group”) is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking, and wealth and investment management with an extensive international presence in Europe, the Americas, Africa and Asia. Together with its predecessor companies, the Barclays Bank Group has over 300 years of history and expertise in banking, and today the Barclays Bank Group operates in over 50 countries and employs approximately 140,000 people. The Barclays Bank Group moves, lends, invests and protects money for customers and clients worldwide. The whole of the issued ordinary share capital of Barclays Bank PLC is beneficially owned by Barclays PLC, which is the ultimate holding company of the Barclays Bank Group and one of the largest financial services companies in the world by market capitalization.

Our Executive Offices

Our registered office and principal executive offices are located at 1 Churchill Place, London E14 5HP, United Kingdom.

Additional information about the Company can be found in our documents filed with the SEC. See “Where You Can Find More Information” above.

THE PROPOSED AMENDMENT

Pursuant to the Global Security for each Issue, the Holder currently has the right to cause us to redeem no less than 50,000 Securities of such Issue at one time on any Redemption Date. Also, pursuant to the Global Security for each Issue the Investor Fee is currently equal to 0.75% per annum times the principal amount of the Holder’s Securities of such Issue times the Index Factor, calculated on a daily basis. The Global Security for each Issue does not provide the Company with an unqualified right to redeem the Securities of such Issue or to initiate a split or a reverse-split of the Securities of such Issue.

For each Issue, the Proposed Amendment for such Issue would (i) provide the Company with an unqualified right to redeem all, but not less than all, outstanding Securities of such Issue in return for a cash payment in U.S. dollars per Security of such Issue in an amount equal to the principal amount of the Holder’s Securities of such Issue times the Index Factor on the applicable Trading Date minus the Investor Fee on the applicable Trading Date; (ii) provide the Company with an unqualified right to initiate a split or a reverse split of the Securities of such Issue; (iii) reduce the Investor Fee for the Securities of such Issue applicable to the period beginning on the day after the Amendment Date and continuing until the Maturity Date from an amount equal to 0.75% per annum times the principal amount of the Holder’s Securities of such Issue times the Index Factor to an amount equal to 0.70% per annum times the principal amount of the Holder’s Securities of such Issue times the Index Factor, in each case calculated on a daily basis; and (iv) reduce the minimum amount of Securities of such Issue required to be redeemed for the Holder to exercise the right of Early Redemption from 50,000 Securities to 30,000 Securities. You should note that the Investor Fee on any day reflects the cumulative result of the daily calculation since the Inception Date. For the avoidance of doubt, the Investor Fee Reduction for such Issue would not be effective for any daily calculation with respect to the period up to and including the Amendment Date.

The Proposed Amendment constitutes a single proposal with respect to each Issue and a consenting Beneficial Owner must Consent to the Proposed Amendment in its entirety with respect to each Issue for which it is a Beneficial Owner of Securities.

If the Requisite Consents are received with respect to an Issue, the Supplemental Indenture with respect to such Issue would provide for the cancellation of the Global Security for such Issue and the entry into a revised global security for such Issue (collectively, the “Revised Global Securities”) in substantially the form set forth as Annex B. Set forth in Annex B are indicative forms of the Revised Global Securities for each Issue of Securities beneficially owned by the Beneficial Owner receiving this Statement.

If a Supplemental Indenture is executed with respect to any Issue: (i) we will have the unqualified right to redeem all, but not less than all, of the outstanding Securities of such Issue on any Trading Day up to and including the “Maturity Date” (as defined in the Global Securities for such Issue); (ii) we will have the unqualified right to initiate a split or a reverse split of the Securities of such Issue; (iii) the Investor Fee for such Issue, with respect to the period beginning on the day after the Amendment Date and continuing until the Maturity Date, will be reduced from an amount equal to 0.75% per annum times the principal amount of the Holder’s Securities of such Issue times the Index Factor to an amount equal to 0.70% per annum times the principal amount of the Holder’s Securities of such Issue times the Index Factor, in each case calculated on a daily basis; and (iv) the minimum amount of Securities of such Issue required to be redeemed for the Holder to exercise the right of Early Redemption will be reduced from 50,000 Securities to 30,000 Securities. You should note that the Investor Fee on any day reflects the cumulative result of the daily calculation since the Inception Date. For the avoidance of doubt, the Investor Fee Reduction for such Issue would not be effective for any daily calculation with respect to the period up to and including the Amendment Date.

THE CONSENT SOLICITATION

General

We are separately soliciting Consents to the Proposed Amendment of each Issue from Beneficial Owners of Securities of such Issue as of the Record Date, upon the terms and subject to the conditions set forth in the Solicitation Documents. Consents given and not validly revoked prior to the Effective Time cannot be revoked or withdrawn, even if the Effective Time occurs prior to the Expiration Time. See “—Revocation of Consents” below. A transfer of Securities of any Issue after the Record Date must be accompanied by a duly executed proxy from the relevant Beneficial Owner conveying voting rights to the subsequent transferee that must be submitted to the Agent no later than 5 business days before the Termination Date if the subsequent transferee is to have revocation rights with respect to the relevant Consent to the Proposed Amendment for such Issue.

If a Supplemental Indenture for an Issue is not executed, the Securities of such Issue will remain outstanding in accordance with the terms of the Indenture now in effect (unless and until the Indenture is modified in accordance with its terms).

Terms of the Consent Solicitation

The Proposed Amendment for an Issue may be approved and a Supplemental Indenture for such Issue entered into with the Consent of the Beneficial Owners of at least a majority in aggregate principal amount of the outstanding Securities of such Issue We are authorized to directly solicit Beneficial Owners pursuant to an omnibus proxy delegating authority to such Beneficial Owners’ DTC Participants and a proxy from such DTC Participants to the Agent authorizing the Agent to submit Consents on their behalf in accordance with the instructions of the Beneficial Owners. Your valid completion, execution, delivery and non-revocation of the Voting Form prior to the Effective Time will constitute your instructions to the Agent to deliver Consent on your behalf to the Proposed Amendment for such Issue and your authorization for the Company and a direction to the Trustee to enter into a Supplemental Indenture for such Issue upon receipt of satisfactory documentation under the Indenture, subject to any valid revocation thereof by you, if the Requisite Consents are delivered.

If we make a material change in the terms of the Consent Solicitation for any Issue or if we waive a material condition of the Consent Solicitation for any Issue, we will notify the Agent of that material change or waiver of a material condition and any related extension of the Expiration Time for such Issue and will make a public announcement thereof as described below, and extend the Consent Solicitation to the extent, if any, we deem appropriate in our sole discretion or otherwise to the extent required by law. If the Consent Solicitation for any Issue is amended prior to the Effective Time in a manner determined by us, in our sole discretion, to be materially adverse to the Holders or the Beneficial Owners, we will promptly disclose such amendment as described below and, to the extent, if any, we deem appropriate in our sole discretion or otherwise to the extent required by law, extend the Expiration Time for such Issue and permit revocations of Consents for such Issue in respect of the Securities of such Issue for a period deemed by us to be adequate to permit Beneficial Owners to consider such changes and determine whether to deliver or revoke their Consents. If the Company extends, terminates or amends the Consent Solicitation for any Issue, the Company expects to publicly announce that information, including, if applicable, any new Expiration Time, by press release by 9:00 a.m., New York City time, on the business day following the extension, termination or amendment and/or another day and time if necessary to comply with applicable law. Failure of any Beneficial Owner to be so notified will not affect the extension, termination or amendment of the Consent Solicitation for the relevant Issue. Any amendment applicable to the Consent Solicitation for any Issue will apply to all Consents delivered for such Issue pursuant to the Consent Solicitation.

Upon execution of the Supplemental Indenture for an Issue, the Proposed Amendment for such Issue will be effective and binding with respect to all Holders and Beneficial Owners of the Securities of such Issue, including non-consenting Beneficial Owners of such Issue and all subsequent Holders and Beneficial Owners of the Securities of such Issue.

The Consents are being solicited by the Company and the Agent. All costs of the Consent Solicitation will be paid by the Company. In addition to the use of the mail, Consents may be solicited by officers and other employees of the Company and the Agent, without any additional remuneration, by telephone or by electronic communication. In addition to soliciting Consents, the Agent will also serve as tabulation agent for the Consent Solicitation.

Requisite Consents

Beneficial Owners must execute and deliver (and not revoke) valid Consents in respect of at least a majority in aggregate principal amount of the outstanding Securities of an Issue to approve the Proposed Amendment for such Issue. If the Requisite Consents for an Issue are delivered and not validly revoked, the Proposed Amendment for such Issue will become effective upon our execution of a Supplemental Indenture for such Issue with the Trustee. The Company will make a public announcement of the execution of any Supplemental Indenture at or prior to 9:00 a.m., New York City time, on the business day following such execution.

The failure of a Beneficial Owner to deliver a Consent for an Issue (including any failure resulting from broker non-votes) will have the same effect as if such Beneficial Owner had voted “against” the Proposed Amendment for such Issue. Accordingly, Beneficial Owners wishing to vote against the Proposed Amendment for an Issue should withhold Consents for such Issue.

Conditions to the Consent Solicitation

The Consent Solicitation for each Issue is conditioned on:

•	the Requisite Consents for such Issue having been received and not revoked prior to the Effective Time; and

•	the absence of any existing or proposed law or regulation that would, and the absence of any injunction or action or other proceeding (pending or threatened) that (in the case of any action or proceeding, if adversely determined) would, make unlawful or invalid or enjoin or delay the execution of the Supplemental Indenture, or question the legality or validity of the Proposed Amendment for such Issue or the execution of the Supplemental Indenture for such Issue.

If any of the preceding conditions is not satisfied at any time prior to the execution of the Supplemental Indenture for an Issue, we may, in our sole discretion and without giving any notice, allow the Consent Solicitation for such Issue to lapse, or extend the solicitation period and continue soliciting Consents. At any time prior to the execution of a Supplemental Indenture for an Issue, subject to applicable law, we may abandon or terminate the Consent Solicitation for such Issue, in our sole discretion and for any reason, in which case any Consents received pursuant to this Consent Solicitation for such Issue will be voided. The Company will make a public announcement of any abandonment or termination of the Consent Solicitation for an Issue by 9:00 a.m., New York City time, on the business day following such abandonment or termination, or as soon as practical thereafter.

Effective Time

Provided the Requisite Consents for an Issue have been received and not revoked as of such date and time, we may, in our sole and absolute discretion, declare 5:00 p.m., New York City time, on any Trading Day up to and including the Expiration Time, to be the Effective Time for such Issue, by providing notice to the Agent. The Company will make a public announcement of the Effective Time for an Issue at 9:00 a.m., New York City time, or as promptly thereafter as possible, on the Trading Day following the Trading Day on which we declare the Effective Time for an Issue to have occurred.

NO CONSENT FOR THE PROPOSED AMENDMENT WITH RESPECT TO ANY ISSUE MAY BE REVOKED AFTER THE EFFECTIVE TIME FOR SUCH ISSUE, EVEN IF A BENEFICIAL OWNER ATTEMPTS TO REVOKE A CONSENT: (i) AFTER THE EFFECTIVE TIME BUT BEFORE WE HAVE PROVIDED NOTICE TO THE AGENT OF THE EFFECTIVE TIME, (ii) WITHOUT HAVING RECEIVED ANY NOTICE OF THE EFFECTIVE TIME, OR (iii) AFTER THE EFFECTIVE TIME BUT BEFORE THE EXPIRATION TIME.

Expiration Time, Extension, Termination and Amendment

If the Effective Time for any Issue has not occurred at or before 5:00 p.m., New York City time, on January 31, 2014, the Consent Solicitation for such Issue will expire at 5:00 p.m., New York City time, on January 31, 2014 (the Expiration Time), unless extended or earlier terminated by us in our sole discretion. Consents with respect to the Proposed Amendment for any Issue may be revoked by Beneficial Owners of Securities of such Issue at any time prior to the earlier of the Expiration Time and the Effective Time, but may not be revoked thereafter. See “—Revocation of Consents” below.

The Company expressly reserves the right to extend for any reason the Consent Solicitation for any Issue at any time and from time to time, whether or not the Requisite Consents for such Issue have been received with respect thereto, by giving oral or written notice to the Agent. Notice of any extension will be made by press release or other public announcement no later than 9:00 a.m., New York City time, on the Trading Day following such decision to extend. The announcement or notice may state that the Company is extending the Consent Solicitation for an Issue for a specified period of time or on a daily basis. Failure of the Holder or any Beneficial Owner of any Securities of such Issue to be so notified will not affect the extension of the Consent Solicitation.

Notwithstanding anything to the contrary set forth in this Statement, the Company expressly reserves the right for any reason, in its sole discretion and regardless of whether any of the conditions described above under “— Conditions to the Consent Solicitation” have been satisfied, subject to applicable law, to (i) terminate the Consent Solicitation for any Issue, (ii) waive any of the conditions to the Consent Solicitation for any Issue, (iii) extend the Expiration Time for any Issue, or (iv) amend the terms of the Consent Solicitation for any Issue. Any termination or amendment of the Consent Solicitation for any Issue by the Company will be followed as promptly as practicable by notice thereof in the form of a press release or other public announcement no later than 9:00 a.m., New York City time, on the Trading Day following the termination or amendment. Failure of the Holder or Beneficial Owner of any Securities of the relevant Issue to be so notified will not affect the termination or amendment of the Consent Solicitation for such Issue.

Consent Procedures

The Consent Solicitation is being made to all Beneficial Owners of the Securities of a particular Issue as of the Record Date as recorded on the position listings provided by their DTC Participants. Only the Holder of Securities of a particular Issue or its duly designated proxies may execute and deliver a Consent with respect to such Issue. For purposes of the Consent Solicitation, DTC has granted an omnibus proxy authorizing DTC Participants to deliver a Consent. Such DTC Participants have granted proxies to the Agent to submit Consents on their behalf in accordance with the instructions of the underlying Beneficial Owners of the Securities. In order to cause a Consent for an Issue to be delivered with respect to Securities of such Issue held through DTC, such Beneficial Owners must complete and sign the Voting Form and mail, deliver using other forms of electronic communication or send by courier the Voting Form to the Agent as set forth on the Voting Form in accordance with the instructions set forth herein and therein. A transfer of Securities of any Issue after the Record Date must be accompanied by a duly executed proxy from the relevant Beneficial Owner conveying voting rights to the subsequent transferee that must be submitted to the Agent no later than 5 business days before the Termination Date if the subsequent transferee is to have revocation rights with respect to the relevant Consent to the Proposed Amendment for such Issue.

BENEFICIAL OWNERS WHO WISH TO CONSENT TO THE PROPOSED AMENDMENT FOR AN ISSUE SHOULD MAIL, DELIVER USING ELECTRONIC COMMUNICATION OR SEND BY COURIER THEIR PROPERLY COMPLETED AND EXECUTED VOTING FORM TO THE AGENT AT AS SET FORTH ON THE VOTING FORM IN ACCORDANCE WITH THE INSTRUCTIONS SET FORTH HEREIN AND THEREIN. DELIVERY OF VOTING FORMS SHOULD BE MADE SUFFICIENTLY IN ADVANCE OF THE EXPIRATION TIME TO ASSURE THAT THEY ARE RECEIVED PRIOR TO THE EXPIRATION TIME.

WE RESERVE THE RIGHT TO RECEIVE VOTING FORMS BY ANY OTHER REASONABLE MEANS OR IN ANY FORM THAT REASONABLY EVIDENCES THE GIVING OF CONSENT.

CONSENTS SHOULD BE DELIVERED TO THE AGENT, AND NOT TO THE COMPANY, OR ANY OTHER PARTY. HOWEVER, WE RESERVE THE RIGHT TO ACCEPT ANY CONSENT RECEIVED BY THE COMPANY, THE AGENT, THE TRUSTEE, OR ANY OTHER PARTY THAT IS OTHERWISE IN PROPER FORM.

If the Securities of the Issue to which a Consent relates are owned beneficially by two or more joint Beneficial Owners, each such Beneficial Owner must sign the Voting Form. If a Voting Form is signed by a trustee, partner, executor, administrator, guardian, any designated proxy of the Beneficial Owner, attorney-in-fact, officer of a corporation, or other person acting in a fiduciary or representative capacity, such person must so indicate when signing. By returning a Voting Form with a vote in favor of the Proposed Amendment, the Beneficial Owner will be deemed to have instructed the Agent to deliver Consent with respect to the entire aggregate principal amount of the Securities of such Issue which such Beneficial Owner owns beneficially, via its DTC Participant, on the position listing of DTC.

The registered ownership of a Security of any Issue as of the Record Date shall be established by the Trustee, as trustee under the Indenture. The ownership of Securities of any Issue held through DTC by DTC Participants will be established by a DTC security position listing provided by DTC as of the Record Date. The underlying beneficial ownership of such Securities will be established by security position listings provided to the Agent by the DTC Participants. All questions as to the validity, form and eligibility (including time of receipt) regarding the Consent procedures will be determined by us in our sole discretion, which determination will be conclusive and binding. We reserve the right to reject any or all Consents for any Issue that are not in proper form or the acceptance of which, in our opinion or the opinion of our counsel, could be unlawful. We also reserve the right to waive any defects or irregularities in connection with deliveries of particular Consents with respect to any Issue. A waiver of any defect or irregularity with respect to the Consent of one Security shall not constitute a waiver of the same or any other defect or irregularity with respect to the Consent of any other Security unless we expressly provide otherwise. Unless waived, any defects or irregularities in connection with deliveries of Consents must be cured within such time as we determine. Neither we nor any of our affiliates, the Agent or any other persons shall be under any duty to give any notification of any such defects or irregularities or waivers, nor shall any of them incur any liability for failure to identify any such defect or irregularity or to give such notification. Deliveries of Consents will not be deemed to have been made until any irregularities or defects therein have been cured or waived. The interpretation of the terms and conditions of the Consent Solicitation by us shall be conclusive and binding.

Split Voting

If a Beneficial Owner wishes to deliver Consent for less than the aggregate principal amount of the Securities of an Issue which it owns beneficially, such Beneficial Owner should not submit a Voting Form and instead should contact its indirect or direct DTC Participant to have a “split vote” processed and to have their vote in favor of the Proposed Amendment recorded with respect to only a portion of their position. The Beneficial Owner’s direct or indirect DTC Participant may deliver the “split vote” using a form that it will be able to access and submit directly through the Agent’s website located at www.proxyvote.com. If the Beneficial Owner is an institution and a ProxyEdge client, it may enter its “split vote” directly through the Agent’s website.

Revocation of Consents

Any Beneficial Owner who has delivered a Consent for any Issue may revoke such Consent by delivering to the Agent a written notice of revocation in accordance with the following procedures. Any notice of revocation received after the Effective Time for such Issue will not be effective, even if a Beneficial Owner attempts to revoke a consent: (i) after the Effective Time for such Issue but before we have provided notice to the Agent of the Effective Time for such Issue, (ii) without having received any notice of the Effective Time for such Issue, or (iii) after the Effective Time for such Issue but before the Expiration Time. In order to be effective, a notice of revocation of Consent for any Issue must: (i) contain the name of the person who delivered the Voting Form and the aggregate principal amount of the Securities of such Issue represented by such revocation, (ii) state that the Beneficial Owner revokes its Consent with respect to Securities of such Issue, (iii) be signed by the Beneficial Owner in the same manner as the name of such Beneficial Owner appears on its broker’s position listing without alteration, enlargement or any change whatsoever and (iv) be received by the Agent at its address set forth on the Voting Form prior to the earlier of the Expiration Time and the Effective Time for such Issue. If a revocation is signed by a trustee, executor, administrator, guardian, duly designated proxy of the Beneficial Owner, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must indicate such fact when signing and must, unless waived by us, submit with the revocation evidence satisfactory to us of authority to execute the revocation. A revocation of the Consent for any Issue will be effective only if such revocation complies with the provisions of this Statement and the accompanying Voting Form. A purported notice of revocation that lacks any of the required information, that is dispatched to an improper address, or that is delivered after the earlier of the Expiration Time and the Effective Time will not be effective to revoke a Consent for such Issue previously given. A revocation of a Consent with respect to an Issue can only be accomplished in accordance with the foregoing procedures. NO BENEFICIAL OWNER MAY REVOKE A CONSENT FOR AN ISSUE AFTER THE EARLIER OF THE EXPIRATION TIME AND THE EFFECTIVE TIME FOR SUCH ISSUE. A purported notice of revocation that is not received by the Agent in a timely fashion and accepted by us as a valid revocation will not be effective to revoke a Consent previously given for such Issue.

Notwithstanding the foregoing, if the Consent Solicitation for an Issue is amended prior to the Effective Time for such Issue in a manner determined by us to be materially adverse to the Holders or Beneficial Owners, we promptly will disclose such amendment as previously discussed and, to the extent we deem appropriate in our sole discretion or otherwise to the extent required by law, extend the Expiration Time for a period deemed by us to be adequate to permit Beneficial Owners of Securities of such Issue to consider the changes and determine whether to deliver Consents with respect to the amended Consent Solicitation.

Only a Beneficial Owner (or a duly designated proxy) is entitled to revoke a Consent previously given. A transfer of Securities of any Issue after the Record Date must be accompanied by a duly executed proxy from the relevant Beneficial Owner conveying voting rights to the subsequent transferee that must be submitted to the Agent no later than 5 business days before the Termination Date if the subsequent transferee is to have revocation rights with respect to the relevant Consent to the Proposed Amendment for such Issue.

A revocation of a Consent for any Issue may not be rescinded. A Beneficial Owner (or duly designated proxy) who has delivered a revocation may, however, deliver a new Voting Form with respect to the Securities of such Issue thereafter by following one of the described procedures at any time prior to the Expiration Time.

All questions as to the form and validity (including time of receipt) of any delivery or revocation of a Consent will be determined by us, in our sole discretion, which determination shall be final and binding. None of us, the Agent or any other person will be under any duty to give notification of any defects or irregularities in any delivery or revocation of a Consent or incur any liability for failure to identify any such defect or irregularity or to give any such notification.

Prior to the earlier of the Expiration Time and the Effective Time for any Issue, we intend to consult with the Agent to determine whether the Agent has received any revocations of Consents. We reserve the right to contest the validity of any revocations and all questions as to the validity (including time of receipt) of any revocation will be determined by us in our sole discretion, which determination will be conclusive and binding. A waiver of any defect or irregularity with respect to the revocation of a Consent of one Security of any Issue shall not constitute a waiver of the same or any other defect or irregularity with respect to the revocation of a Consent of any other Security of such Issue unless we expressly provide otherwise. Unless waived, any defects or irregularities in connection with revocations of Consents must be cured within such time as we shall determine. Revocations of Consents will not be deemed to have been validly made until any irregularities or defects therein have been cured or waived.

THE METHOD OF DELIVERY TO THE AGENT OF A VOTING FORM, OR ANY REVOCATION THEREOF, IS AT THE ELECTION AND SOLE RISK OF THE BENEFICIAL OWNER.

The Agent

We have retained Broadridge Financial Solutions, Inc. to act as the solicitation agent and tabulation agent in connection with the Consent Solicitation for each Issue. Any questions or requests for assistance concerning the Consent Solicitation may be directed to the Agent at the address and telephone numbers set forth on the back cover of this Statement. The Agent may contact you regarding the Consent Solicitation and may request brokers, dealers and other nominees to forward this Statement and related materials to the beneficial owners of an interest in the Securities. The Agent will also distribute Solicitation Documents, assist in delivering Voting Forms, and be responsible for delivering Consents in accordance with the Voting Forms received from Beneficial Owners. The Agent will receive customary fees for such services and reimbursement of certain of its reasonable out-of-pocket expenses. Requests for additional copies of this Statement, the Voting Form, or any other related documents may be directed to the Agent at the address and telephone number set forth on the back cover of this Statement.

Role of the Trustee in this Consent Solicitation

The information in this Statement is provided by the Company. The Trustee has not independently verified nor does it make any representation or warranty, express or implied, nor assume any responsibility, as to the accuracy or adequacy of the information contained herein. The Trustee shall have no responsibility or liability for monitoring, tabulating or verifying compliance with the deadlines or other formalities in connection with the delivery or revocation of Consents.

In accordance with normal practice, the Trustee expresses no opinion as to the merits of the Consent Solicitation with respect to any Issue, the Proposed Amendment with respect to any Issue or the entry into a Supplemental Indenture with respect to any Issue as a result of the Consent Solicitation on the interests of the relevant Holders or Beneficial Owners, either as a class or as individuals. If the Required Consents to the Proposed Amendment for an Issue are obtained, the Trustee will, upon receipt of the required documentation under the Indenture in form and substance reasonably satisfactory to it, be required to enter into a Supplemental Indenture for such Issue to give effect to the Proposed Amendment. The Trustee will be relying solely on the certification of the Agent that the relevant Required Consents have been obtained. The Trustee shall be under no duty whatsoever to make any determination whether any execution, modification, amendment, supplement or confirmation to any document is necessary to implement the Proposed Amendment and shall be entitled to conclusively rely on the documentation required to be provided under the terms of the Indenture in a form reasonably satisfactory to the Trustee. Additionally, the Trustee will also be relying on an opinion of counsel to the Company relating to the execution and delivery of the relevant Supplemental Indenture. The Trustee takes no responsibility for the accuracy or completeness of the information contained in the Solicitation Documents, or for any failure by the Company to disclose events or circumstances which may have occurred or may affect the significance or accuracy of any such information.

Each Beneficial Owner is responsible for assessing the merits of the Consent Solicitation with respect to the Securities of any Issue beneficially owned by it under the Indenture. Accordingly, the Trustee urges Beneficial Owners who are in doubt as to the impact of the implementation of the Proposed Amendment of any Issue (including any tax consequences) to seek their own independent advice. The entry into a Supplemental Indenture for any Issue as a result of the Consent Solicitation will not require the Trustee to, and the Trustee shall not, consider the interests of the Holders or Beneficial Owners either as a class or as individuals. The Trustee will assess any direction it is given hereunder in accordance with its rights and duties under the relevant Indenture. Beneficial Owners who are in any doubt as to the impact of the Consent Solicitation or of the implementation of the Proposed Amendment should seek their own independent advice.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

IRS Circular 230 Notice: To ensure compliance with IRS Circular 230, investors receiving this Consent Solicitation are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this Consent Solicitation or any document referred to herein is not intended or written to be used, and cannot be used by holders for the purpose of avoiding penalties that may be imposed on them under the Internal Revenue Code; (b) such discussion is written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) holders should seek advice based on their particular circumstances from an independent tax advisor.

The following is a general discussion of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the Proposed Amendment of any Issue. This discussion applies to you only if you hold your Securities as capital assets for tax purposes. This discussion is for general information only and does not address all of the tax consequences that may be relevant to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a regulated investment company,

•	a partnership or other pass-through entity,

•	a tax-exempt organization,

•	a holder that owns Securities that are a hedge or that are hedged against interest rate risks,

•	a holder that owns Securities as part of a straddle or conversion transaction for tax purposes,

•	a holder that holds or sells Securities as part of a wash sale for tax purposes, or

•	a holder whose functional currency for tax purposes is not the U.S. dollar.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

As used herein, the term “US. Holder” means a beneficial owner of a Security of any Issue that is, for U.S. federal income tax purposes, one of the following:

(i)	a citizen or resident of the United States,

(ii)	a domestic corporation,

(iii)	an estate whose income is subject to United States federal income tax regardless of its source, or

(iv)	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Please consult your own tax advisor concerning the consequences of the adoption of the Proposed Amendment of any Issue in your particular circumstances under the Code and the laws of any other taxing jurisdiction.

It is unclear if the adoption of the Proposed Amendment of the Securities of any Issue constitutes a taxable disposition of the Securities of such Issue for U.S. federal income tax purposes. If the adoption of the Proposed Amendment of the Securities of any Issue constitutes a taxable disposition of the Securities of such Issue, U.S. Holders would recognize capital gain (or loss) in amount equal to the difference between the fair market value of such Securities (taking into account the Proposed Amendment) and their adjusted tax basis in such Securities. However, any loss recognized on the deemed taxable exchange may be deferred under the rules that apply to a “wash sale” within the meaning of Section 1091 of the Code and accompanying regulations. If the adoption of the Proposed Amendment of the Securities of any Issue does not constitute a taxable disposition of the Securities of such Issue, there would not be any tax consequences to U.S. Holders of such Securities as a result of the adoption of the Proposed Amendment.

For tax reporting purposes, the Company intends to take the position that the adoption of the Proposed Amendment of the Securities of any Issue does not constitute a taxable disposition of the Securities of such Issue. However, the Company’s reporting position is not binding on holders or the Internal Revenue Service, and, as noted above, the treatment of the Proposed Amendment of the Securities of any Issue under U.S. federal income tax law is unclear.

If the Proposed Amendment of the Securities of any Issue is adopted and you receive cash in connection with a reverse split of the Securities of such Issue, you should recognize capital gain or loss in an amount equal to the difference between the cash you receive and your basis in the Securities for which you receive such cash.

You should consult your tax advisor concerning the U.S. federal income tax consequences to you of the Proposed Amendment of the Securities of any Issue, including the possibility that the adoption of the Proposed Amendment constitutes a taxable disposition of the Securities of such Issue and the consequences thereof.

CONSENT TO THE PROPOSED AMENDMENT

By submitting, or delivering a Voting Form, each consenting Beneficial Owner is deemed to represent, warrant and undertake to the Company and the Trustee, for purposes of this Statement and the Voting Form, that with respect to the Securities of the Issue listed on the Voting Form it:

•	has received and reviewed this Statement and understands that it is consenting to the Proposed Amendment of the Securities of such Issue in its entirety, upon the terms and subject to the conditions set forth in this Statement;

•	has full power and authority to deliver a Voting Form to the Agent with respect to the Securities of the Issue indicated in the Voting Form and acknowledges that it consents to the Proposed Amendment of the Securities of such Issue as described in this Statement;

•	authorizes, directs and requests the Company and Trustee, upon receipt by the Company of the Requisite Consents, to: (i) execute a Supplemental Indenture to effect the Proposed Amendment of the Securities of the relevant Issue, and (ii) authenticate the Revised Global Security for such Issue in substantially the form set forth as Annex B to this Statement;

•	empowers, authorizes, and requests the Trustee to do all such other things as may be necessary or expedient to carry out and give effect to the Consent or this Statement;

•	acknowledges that all authority conferred or agreed to be conferred pursuant to these representations, warranties and undertakings and every obligation of the Beneficial Owner and the Consents given by the Beneficial Owner shall be binding upon the successors, assigns, heirs, executors, administrators, trustees in bankruptcy and legal representatives of the Beneficial Owner;

•	acknowledges that the Trustee will not be held responsible for any liabilities or consequences arising as a result of acts taken by it pursuant to the Beneficial Owner’s Consent and acknowledges that the Trustee has no responsibility for the terms of this Statement;

•	upon request will execute and deliver any additional documents deemed by the Company to be necessary or desirable to perfect its Consent to the Proposed Amendment of the Securities of such Issue;

•	acknowledges that it may not revoke any Consent it delivers hereby except in accordance with the procedures set forth in this Statement and that any attempt to revoke a Consent by any other method will not constitute a valid revocation of a previously provided Consent;

•	acknowledges that Consents delivered pursuant to any of the procedures described under “The Consent Solicitation—Consent Procedures” in this Statement will constitute a binding agreement between the undersigned and the Company upon the terms and subject to the conditions of the Solicitation Documents;

•	irrevocably constitutes and appoints the Agent as its agent and attorney-in-fact (with full knowledge that the Agent is also acting as the agent of the Company) with respect to the Consent delivered pursuant to the Voting Form with full power of substitution to deliver the Consent set forth in the Voting Form to the Company; and

•	releases and forever discharges the Trustee and its employees, officers, directors, affiliates, and agents, predecessors and successors, of and from any and all manner of actions, causes of actions, suits, debts, dues, accounts, bonds, covenants, contracts, agreements, judgments, claims and demands whatsoever in law or in equity arising from and relating to the execution of the relevant Supplement Indenture to give effect to the Proposed Amendment of the Securities of such Issue and any other transactions contemplated in connection with the Consent Solicitation and this Statement.

Annex A

List of Global Medium-Term Notes, Series A

	Name of Note	Inception Date	CUSIP No.:
1.	iPath® Dow Jones-UBS Commodity Index Total ReturnSM ETN	June 6, 2006	06738C778
2.	iPath® S&P GSCI® Crude Oil Total Return Index ETN	August 15, 2006	06738C786
3.	iPath® Dow Jones-UBS Platinum Subindex Total ReturnSM ETN	June 24, 2008	06739H255
4.	iPath® Dow Jones-UBS Natural Gas Subindex Total ReturnSM ETN	October 23, 2007	06739H644
5.	iPath® Dow Jones-UBS Sugar Subindex Total ReturnSM ETN	June 24, 2008	06739H214
6.	iPath® Dow Jones-UBS Grains Subindex Total ReturnSM ETN	October 23, 2007	06739H305
7.	iPath® Dow Jones-UBS Cotton Subindex Total ReturnSM ETN	June 24, 2008	06739H271
8.	iPath® Dow Jones-UBS Tin Subindex Total ReturnSM ETN	June 24, 2008	06739H198
9.	iPath® Dow Jones-UBS Softs Subindex Total ReturnSM ETN	June 24, 2008	06739H230
10.	iPath® Dow Jones-UBS Agriculture Subindex Total ReturnSM ETN	October 23, 2007	06739H206
11.	iPath® Dow Jones-UBS Cocoa Subindex Total ReturnSM ETN	June 24, 2008	06739H313
12.	iPath® Dow Jones-UBS Coffee Subindex Total ReturnSM ETN	June 24, 2008	06739H297
13.	iPath® Dow Jones-UBS Copper Subindex Total ReturnSM ETN	October 23, 2007	06739F101
14.	iPath® Dow Jones-UBS Nickel Subindex Total ReturnSM ETN	October 23, 2007	06739F119
15.	iPath® Dow Jones-UBS Energy Subindex Total ReturnSM ETN	October 23, 2007	06739H750
16.	iPath® Dow Jones-UBS Industrial Metals Subindex Total ReturnSM ETN	October 23, 2007	06738G407

17.	iPath® Dow Jones-UBS Lead Subindex Total ReturnSM ETN	June 24, 2008	06739H263
18.	iPath® Dow Jones-UBS Livestock Subindex Total ReturnSM ETN	October 23, 2007	06739H743
19.	iPath® S&P GSCI® Total Return Index ETN	June 6, 2006	06738C794
20.	iPath® Global Carbon ETN	June 24, 2008	06739H164
21.	iPath® Dow Jones-UBS Precious Metals Subindex Total ReturnSM ETN	June 24, 2008	06739H248
22.	iPath® Dow Jones-UBS Aluminum Subindex Total ReturnSM ETN	June 24, 2008	06739H321

Annex B

INDICATIVE FORM OF REVISED GLOBAL SECURITY

Requests for assistance in completing and delivering the Voting Form or requests for additional copies of this Statement, the Voting Form and other related documents should be directed to the Agent at its address and telephone number below.

The Agent for the Consent Solicitation is:

Broadridge Financial Solutions, Inc.

1155 Long Island Ave.

Edgewood, NY 11717

All Inquiries, Please Call: 1-855-601-2252

Voting Forms should be delivered as follows:

By First Class Mail: Proxy Services P.O. Box 9175 Farmingdale, NY 11735-9847	By Courier: Broadridge Financial Solutions, Inc. 1155 Long Island Ave. Edgewood, NY 11717

By Electronic Communication: www.proxyvote.com	To Confirm Please Call: 1-855-601-2252